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SEC FILE NUMBER
8-47101

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
OCT 24 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/23 (MM/DD/YY) AND ENDING 08/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WNC CAPITAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17782 Sky Park Circle
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melanie Wenk	949-236-8171	mwenk@wncinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Novogradac & Company LLP
(Name – if individual, state last, first, and middle name)

2033 N. Main St. Suite 400	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

10/08/2003	474
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Wilfred N. Cooper, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WNC CAPITAL CORPORATION, as of 8/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALICIA H. DANG
Notary Public - California
Orange County
Commission # 2407708
My Comm. Expires Jun 9, 2026

Signature:

Title:
Chairman of the Board and CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Facing page

	Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Schedules Required by Rule 17a-5 of the Securities and Exchange Act of 1934:	
I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission	12
II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of WNC Capital Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WNC Capital Corporation as of August 31, 2024, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WNC Capital Corporation's management. Our responsibility is to express an opinion on WNC Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WNC Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information on Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of WNC Capital Corporation's financial statements. The supplemental information is the responsibility of WNC Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Novogradac & Company LLP

We have served as WNC Capital Corporation's auditor since 2023.
Walnut Creek, California
October 17, 2024

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Financial Condition
August 31, 2024

Assets	
Cash and cash equivalents	$1,591,334
Due from affiliates	4,000,000
Prepaid expenses	5,175
Total assets	$5,596,509
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 17,778
Due to parent	100,200
Total liabilities	117,978
Stockholder's Equity	
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding	25,500
Additional paid-in capital	3,998,029
Retained earnings	1,455,002
Total stockholder's equity	5,478,531
Total liabilities and stockholder's equity	$5,596,509

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Operations
Year Ended August 31, 2024

Revenues	
Commissions	$1,026,214
Organization fees	150,000
Interest income	104,001
Total revenues	1,280,215
Expenses	
Commissions	1,026,214
Compensation and benefits	595,206
Licenses, fees, accounting and other	179,693
Total operating expenses	1,801,113
Loss before income tax provision	(520,898)
Income tax provision	-
Net Loss	$(520,898)

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended August 31, 2024

	Common Stock				
	Shares	Amount	Additional paid-in capital	Retained earnings	Total Stockholder's Equity
Balance, August 31, 2023	1,400	$25,500	$3,614,858	$1,975,900	$5,616,258
Contributed services	-	-	383,171	-	383,171
Net loss	-	-	-	(520,898)	(520,898)
Balance, August 31, 2024	1,400	$25,500	$3,998,029	$1,455,002	$5,478,531

See Notes to Financial Statements

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Statement of Cash Flows
Year Ended August 31, 2024

Cash Flows from Operating Activities:	
Net loss	$(520,898)
Adjustments to reconcile net loss to net cash used in operating activities:	
Contributed services	383,171
Changes in operating assets and liabilities:	
Increase in due from affiliates	(4,000,000)
Decrease in other assets	1,328
Increase in accounts payable and accrued expenses	16,336
Decrease in accrued commissions	(944,979)
Increase in due to parent	17,493
Net cash used in operating activities	(5,047,549)
Net decrease in cash and cash equivalents	(5,047,549)
Cash and cash equivalents, Beginning of Year	6,638,883
Cash and cash equivalents, End of Year	$1,591,334

Supplemental disclosure of non-cash financing activities:	
Contributed services	$ 383,171

See Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC", or "Parent"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides wholesaling services to affiliates of WNC. The Company files an Exemption Report pursuant to the provisions of footnote 74 of SEC Release 34-70073 as it does not hold customer funds or securities or carry accounts for customers and its business is limited to private placements. As a result, the Company is not obligated to maintain certain reserve requirements and possession and control requirements under SEC Rule 15c3-3 of the SEC.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Due from affiliates and allowance for doubtful accounts

Amounts due from affiliates are recorded based on the total funds advanced to the affiliates, less an allowance for doubtful accounts. Management assesses the collectability of advances, loans or notes receivable to affiliates on a periodic basis, which assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the arrangement. The adequacy of the allowance for doubtful accounts is based on the likelihood of collection and the affiliates' compliance with the terms of repayment. As of August 31, 2024, the allowance for doubtful accounts was $0.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring services to customers. A

service is transferred to a customer when, or as, the customer obtains control of that service. Performance obligations are recognized at a point in time as they relate to the Company's placement services and over time as it relates to assistance with organizational aspects in WNC syndicated funds. Such performance obligations related to placement services are met upon the sale of limited partnership interests in investment partnerships managed and syndicated by WNC. Performance obligations as they relate to organization and offering fees are met as the capital contributions from investors in the limited partnerships are invested. Fees that are collectible pursuant to the terms of the partnership agreements, and which have not been earned as fee income are deferred.

The Company and WNC have a fee sharing arrangement for organizational fees, whereby WNC allocates 40% of the total organizational fees earned for each partnership to the Company, not to exceed $75,000.

Income Taxes

Under the asset and liability method of ASC 740, “Income Taxes”, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly-owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 1.5% effective income tax rate applied to income or loss before income taxes and after adjustments for permanent items.

The Company’s federal tax returns, which are filed as part of the consolidated WNC & Associates, Inc. returns, remain subject to examination for 2021 and subsequent years. The Company also generally remains subject to the examination of various state income tax returns for a period of four to five years from the date the return was filed.

In accordance with the accounting guidance for uncertainty in income taxes, the Company has examined the likelihood that tax positions would be challenged in an audit conducted by the taxing authorities. The Company believes that it is more likely than not that its tax positions would withstand audit, and as a result, has not recorded a liability for taxes, interest or penalties that result from uncertain tax positions. The Company has no unrecognized tax benefits as of August 31, 2024.

The Company recognizes interest and penalties associated with tax matters, as applicable, as part of other expenses and includes accrued interest and penalties in due to parent, in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended August 31, 2024.

Note 2 - Related Party Transactions

Due from affiliates represents funds advanced to WNC as of August 31, 2024 in the amount of $4,000,000 for use in their operations. Such amount is noninterest-bearing, due upon demand and are generally repaid from affiliates' cash flows and operating reserves.

WNC and the Company have a cost sharing arrangement for compensation and benefits, administrative services, office space and equipment. Under the arrangement, WNC incurs the services/costs and contributes them to the Company. For the year ended August 31, 2024, the Company incurred $383,171 in such services/costs and has reflected these amounts in the accompanying financial statements as a charge to operations in the statement of operations and as a contribution of capital in the statement of changes in stockholder's equity. The Company is significantly reliant on the operating services provided by WNC. Were the Company to hire its own employees and/or procure the services from a third party, the services/costs may be materially different than those currently incurred under the cost sharing arrangement.

All commissions and organization fees earned during the year ended August 31, 2024 were generated from services provided to WNC affiliates.

Due to parent represents money advanced from WNC for purposes of paying operating expenses of the Company that are not intended to be treated as contributed services.

During the year ended August 31, 2024, $17,493 was paid for by WNC on behalf of the Company and included in due to parent.

Note 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2024, the Company had net capital of $1,473,356, which was $1,465,491 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.0801 to 1 at August 31, 2024.

Note 4 - Risk and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Concentration of Credit Risk

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses to date related to these balances.

Note 5 – Commitments and Contingencies

The Company has provided general indemnifications to its affiliates provided they act in good faith and in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

Note 6 - Subsequent Events

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through October 17, 2024 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Supplementary Information

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
August 31, 2024

COMPUTATION OF NET CAPITAL

Line	
1.Total ownership equity from statement of financial condition	$5,478,531
5. Total capital and allowable subordinated liabilities	$5,478,531
6. Deduction: Non-allowable assets	$4,005,175
10. Net capital	$1,473,356
11. Minimum net capital required (6 2/3% of aggregated indebtedness)	$7,865
12. Minimum dollar net capital requirement of reporting broker or dealer	$5,000
13. Net capital requirement	$7,865
14. Excess net capital	$1,465,491
15. Net capital less greater of 10% of line 19 or 120% of line 12	$1,461,558

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$117,978
20. Percentage of aggregate indebtedness to net capital	8.01%

There are no differences between this computation and that filed by us on SEC Form X-17A-5 (FOCUS Filing) as of August 31, 2024.

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission August 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

WNC Capital Corporation
(A Wholly-Owned Subsidiary of WNC & Associates, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of WNC Capital Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended August 31, 2024. Management of WNC Capital Corporation (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended August 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended August 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended August 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended August 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

Walnut Creek, California
October 17, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 8/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — *SEC No.*

WNC CAPITAL CORPORATION — 8-47101

For the fiscal period beginning 9/1/2023 and ending 8/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,280,215.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 1,280,215.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 1,026,214.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 1,026,214.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 8/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 254,001.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 381.00
9	Current overpayment/credit balance, if any			$ 2.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 103.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 103.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 0.00		
d	Add lines 11a through 11c		$ 103.00	
12	**LESSER** of line 10 or 11d.			$ 103.00
13 a	Amount from line 8		$ 381.00	
b	Amount from line 9		$ 2.00	
c	Amount from line 12		$ 103.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 276.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 276.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-47101	DEA: FINRA	2024	Aug

MEMBER NAME WNC CAPITAL CORPORATION
MAILING ADDRESS 17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

WNC CAPITAL CORPORATION	Melanie Wenk
(Name of SIPC Member)	(Authorized Signatory)
10/7/2024	mwenk@wncinc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

NOVOGRADAC & COMPANY LLP®

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholder
of WNC Capital Corporation:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) WNC Capital Corporation (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WNC Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WNC Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Novogradac & Company LLP

Walnut Creek, California
October 17, 2024

2033 N Main Street, Suite 400, Walnut Creek, California 94596
www.novoco.com | 925.949.4300

wnc Capital Corp.

WNC Capital Corporation's Exemption Report

WNC Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WNC Capital Corporation

I, Wilfred N. Cooper, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:__________________________

Title: Chairman of the Board and CEO

Date: 10/17/24